[SIDLEY AUSTIN LLP LETTERHEAD]
September 14, 2006
VIA EDGAR AND OVERNIGHT MAIL
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Quadriga Superfund (the “Registrant”) — Registration Statement on Form S-1 (Registration No. 333-136804)
Dear Ms. Garnett:
     We thank you for your comment letter of September 7, 2006 relating to the Registrant’s Registration Statement on Form S-1 filed on August 22, 2006. We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 1 as filed today via EDGAR. For your convenience, the comments included in your September 7, 2006 letter are set forth verbatim below, together with the Registrant’s responses thereto.
1.	In footnote 1 to the Fee Table, you state that your offering is “[t]o be allocated between Series A and Series B on the basis of subscriber demand.” Please note that it is not appropriate to register an unallocated shelf offering on Form S-1. Please revise the registration statement as necessary to allocate a number or amount of units to each of Series A and Series B units.
     We have revised the Fee Table to indicate that the maximum aggregate offering price for Series A Units is $259,207,862 and for Series B Units is $258,232,077 carrying forward the unsold balance from Registrant’s Registration Statement and allocating the additional amount being registered, all as described in the footnote to the Fee Table.
     We have also revised the cover page of the prospectus, as well as page 98, to reflect the allocation of the registration amount between Series A Units and Series B Units.
2.	In your note to the Fee Table, you state that this registration statement carries forward an unsold balance of $69,705,202 in units from your registration statement No. 333-122229. We note that in registration statement No. 333-122229 your units were allocated between Series A and Series B units. Please note that you may not unallocate these units by a post-effective amendment to your Form S-1. Please revise the registration statement as necessary to reflect the amount of units previously registered.
     We have done so. Please see the response to Comment 1, above.
3.	In connection with our review of this registration statement, we also performed a limited review of your Form 10-K filed on March 31, 2006. You state in Item 9A. Controls and Procedures, that your management has evaluated the effectiveness of your disclosure controls and procedures as of a date within ninety days prior to the filing date of the Form 10-K. Please note that you must disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the Form 10-K. Refer to Item 307 of Regulation S-K. Please advise or file an amended Form 10-K to revise your disclosure as necessary.
     Registrant has filed an amended Form 10-K/A on September 13, 2006 to clarify, in Item 9A, the evaluation performed by Registrant’s general partner and members of its management, and their conclusions were as of the end of the period covered by the annual report.
Very truly yours,
/s/ Daniel F. Spies
Enclosures
cc: James B. Biery
      David H. Roberts